EXHIBIT 23.02

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the Stock Plan of Barrel Energy, Inc. of our audit report dated February 27, 2019, with respect to the balance sheet of Barrel Energy, Inc. as of September 30, 2018, and the related statements of operations and comprehensive loss, changes in stockholders’ equity (deficit), and cash flows for the period then ended, appearing in the Annual Report on Form 10-K for the year ended September 30, 2018. Our report dated February 27, 2019, relating to aforementioned financial statements, includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

May 28, 2019